SAMSON OIL & GAS ADVISES ON OPERATIONS

Denver 1800 hours June 2nd, Perth 0800 hours June 3rd 2011

NORTH STOCKYARD FIELD NORTH DAKOTA

EVERETT #1-15H (31% WORKING INTEREST)

The 4 1/2 inch production liner has successfully been run to a measured depth of 17,350 feet in the Everett #1-15H well. This liner will enable a 20-stage fracture stimulation to be undertaken in late August or early September.

The Everett #1-15H well is located in Township 154N, Range 99W, Section 15 in Williams County, North Dakota. The Everett #1-15H well is Samson’s sixth Bakken well in the North Stockyard Field.

EARL #1-13H (32% WORKING INTEREST)

As previously advised, during the frac plug drill out operations, in the Earl well, the drill string parted and left a string of tubing and a drilling assembly in the well bore. Fishing operations have now been completed with the entire remaining bottom hole assembly recovered. While preparations were being undertaken to drill out the remaining frac plugs, Williams County roads near the drill site were temporarily closed due to the recent heavy rainfall and flooding, restricting the movement of materials. Accordingly the well was shut in and secured. The road closure is expected to delay operations by approximately 1 week.

The Earl #1-13H well is located in Township 154N, Range 99W, Section 13 in Williams County, North Dakota.

HAWKS SPRINGS PROJECT WYOMING

Samson has received two well proposals from Chesapeake.  The wells proposed to be drilled by Chesapeake are located on the southern boundary of the Hawks Springs project, and are expected to be drilled consecutively in September and October of this year. Samson has until July 12 to elect to participate and will use this time to evaluate the proposals and make a decision.  The wells are:

State 24-63 14-1H (SSN working interest 12.5%)

State 24-63 10-1H (SSN working interest 25%)

These wells have been proposed as 4,290 feet horizontals that will be fracture stimulated.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 269million options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$3.17 per ADS on June 2nd, 2011 the company has a current market capitalization of approximately US$308 million.  Correspondingly, based on the ASX closing price of A$0.13 on June 2nd, 2011, the company has a current market capitalization of A$257 million.  The options have been valued at their closing price of A$0.12 on June 2nd, 2011 and translated to US$ at the current exchange of 1.062 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made herein that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.